EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2008		2007		2006		2005		2004

Earnings from continuing operations before income taxes	$431,084		$263,891		$233,442		$175,860		$127,830
Add:
Interest on indebtedness	47,011		33,311		29,227		36,234		34,227
Amortization of debt expense	1,070		796		704		939		1,098
Portion of rents representative of the interest factor	10,823		8,578		7,735		7,392		7,089
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(66)		427		(61)		(631)		(1,055)

Earnings (as defined)	$489,922		$307,003		$271,047		$219,794		$169,189

Fixed charges:
Interest on indebtedness	$47,011		$33,311		$29,227		$36,234		$34,227
Amortization of debt expense	1,070		796		704		939		1,098
Portion of rents representative of the interest factor	10,823		8,578		7,735		7,392		7,089

Total fixed charges	$58,904		$42,685		$37,666		$44,565		$42,414

Ratio of earnings to fixed charges	8.3	x	7.2	x	7.2	x	4.9	x	4.0x